Offering Statement for Neurotez Inc.

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Neurotez Inc.

   991 Highway 22
   SUITE 200A
   Bridgewater, NJ 08807

Eligibility

2. **The following are true for Neurotez Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Nikolaos Tezapsidis

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Dr. Tezapsidis founded Neurotez in 2004. He is President and Chief Executive Officer and Chairman of the Board of Directors and has held these positions since the company was incorporated in 2005.

Nikolaos has successfully raised funds primarily through non-dilutive grant sources, but also through equity-based deals. While building the company, he recruited top talent, maintaining top notch research and development programs and establishing a strong patent portfolio (more than 20 patents globally are either pending or issued). Having held several positions at a number of prominent academic institutions, Dr. Tezapsidis has more than 18 years of international biomedical research experience. Prior to forming Neurotez, Dr. Tezapsidis served as a scientific consultant to biotechnology investors, providing highly regarded expertise. From 2001 to 2004 he led a research group at Columbia University. Before joining Columbia University Dr. Tezapsidis held faculty positions at New York University Medical School (2000-2001) and at Mount Sinai School of Medicine (MSSM), New York (1997-1998) and was Laboratory Director at the Institute for Basic Research, New York (1998-2000). He also conducted mentored research at MSSM (1994-1997), the Uniformed Services University of the Health Sciences, Bethesda (1992-1994) and at the Imperial College of Science, Technology and Medicine, University of London, UK (1990-1992). He has more than 50 scientific publications. Among his career honors he received two awards from the Alzheimer's Association, USA and fellowships from the Wellcome Trust and the Science and Engineering Council, UK. Dr. Tezapsidis received a Bachelor of Science in Chemistry from the Aristotle University, Greece and completed his Master of Science and Doctor of Philosophy in Biochemistry at the University of Sussex, UK.

Name
Jane Johnston

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Dr. Johnston became Vice President of Operations at Neurotez in 2011. Prior to this, she was Executive Director of Research at Neurotez since the company's incorporation in 2005. Dr Johnston is regarded an expert in neural repair and cellular imaging. She has more than 18 years of research experience in cellular neuroscience and handling human tissues. Her research contributed to the discovery of leptin as a potential therapy for Alzheimer's disease and to the identification of NT1 and NT2 for Familial Alzheimer's Disease – current Neurotez pipeline products. Her recent work at Neurotez includes the development of high throughput screening assays and lab certification for bioanalysis. Dr. Johnston graduated with a Ph.D. in biochemistry from Imperial College of Science, Technology and Medicine, University of London and was a Visiting Fellow at the National Institutes of Neurological Disorders and Stroke, at the NIH, Bethesda Maryland. She has held a number of research positions including principal investigator at the University of Medicine and Dentistry of New Jersey, the Albert Einstein College of Medicine, New York and she has consulted for Johnson & Johnson. In addition, Dr Johnston has taught undergraduate and graduate courses in the biomedical sciences and authored numerous scientific publications.

Name
James Harris

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
James Harris has been Director of Neurotez since 2008 and acting CFO since 2017. Mr Harris is CEO of Healthcare Economics LLC and co-founder of AS Biotech AG. Prior to this he served as Vice President at Dragon Pharmaceuticals, Inc. where he was instrumental in the launch and successful market penetration of rh-Erythropoietin ("EPO") in non patented markets and is very well experienced in in-out licensing and business development internationally. Before joining Dragon Mr. Harris was at Amgen where he held various positions of increasing responsibility. He contributed in the product launches of EPO (Epogen®), GCSF (Neupogen®) at Amgen, and Intravenous Immune Globulin, IVIG (Gamimune®) at Bayer AG. Mr. Harris has participated extensively as a featured speaker at medical meetings as well as authoring "GCSF and Bioequivalence: "The Emergence of Healthcare Economics" WILEY-VCH, Weinheim, Germany and "Marketing and Globalizing Biosimilars" Journal of Generic Medicines, London, UK. He has served as the Assistant Area Chair Department of Graduate Business and Management at the University of Phoenix. Mr. Harris obtained a B.A. in Political Science from Wright State University and an M.B.A. in Finance from Long Island University.

Name
Jukka Karjalainen

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mr. Karjalainen has been COO of Neurotez since 2014. Board certified in Pharmaceutical Medicine, Pediatrics and General Medicine, and Professor of Pediatrics with broad medical and scientific experience in various TAs, and over 25 years pharma industry experience in US, Canada and Europe in clinical, medical and regulatory affairs, medicomarketing, BD, financing, M&A, and pharmaceutical and medical device and diagnostics development covering CMC, preclinical, regulatory and clinical drug development from Phase I to Phase IV. He has negotiated regulatory strategies with regulatory agencies that have saved time and costs to advance compounds to human dosing and to the market. Jukka is a Healthcare Leader who builds trusting relationships and collaborates with Marketing to support the business and stakeholders needs and develop recommendations and medical input for product launch in several TAs. He has raised $120M for biotech. His regulatory filings consist of 20 NDAs, multiple 505(b)(2) and ANDAs, numerous INDs and CTAs and serial updates, annual reports and building regulatory Intelligence & Strategy. He is an author of 47 original publications in top-rated international medical journals, author of over 80 CSR's, 2 health outcome reports, 11 review articles and numerous abstracts and speeches and moderating roles. He is a member of International Science Advisory Board. Jukka is also an investor in a private/angle investor network and their medical, scientific and regulatory advisor to review life science investment opportunities as well as review panel member.

Name
Hamish McArthur

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Dr. McArthur has been the Chief Manufacturing Officer of Neurotez since September 2017. Hamish is an Executive with 33 years of Bioprocess R&D, Business Development and Regulatory experience at Pfizer, responsible for the e-CTD and registration of Drug Substance sections of multiple approved products including Macugen®, Eraxis®, Xiaflex®, Elelyso®, and Dalvance®. Hamish participated and led the development teams covering a wide range of fermentation, monoclonal antibody, and novel technology applications including mutasynthesis, accelerated enzyme evolution, in ovo vaccines. Approved products include Dectomax®, Revolution®, Draxxin® and Embrex®. He has more than 50 publications and patents. Dr Hamish obtained his PhD in Microbial Biochemistry at St. John's College, University of Cambridge and his B.Sc., Biological Sciences, in Microbiology at the University of Edinburgh. He is currently a consultant to Fortune 100, NASDAQ, private equity biotechnology companies on development, registration and manufacture of biotechnological products.

Name
John Wesson Ashford

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Dr. J. Wesson Ashford became Chief Medical Officer in March 2014 and has been a collaborator and advisor to Neurotez since 2006. Dr. J. Wesson Ashford is a Senior Research Scientist at the Stanford/VA Aging Clinical Research Center and Alzheimer's Center, a Clinical Professor (affiliated) in the Department of Psychiatry and Behavioral Sciences, Stanford University, the Director of the WRIISC at the VA Palo Alto Health Care System, and a staff psychiatrist at the VAPAHCS. Dr. Ashford is an authority on Alzheimer's disease, mild cognitive impairment (MCI), and traumatic brain injury (TBI) and experienced in the recognition, diagnosis, and treatment of these and numerous other neuropsychiatric disorders. He has contributed major innovations to the fields of cognitive testing, brain imaging, and dementia treatment, with more than 100 scientific publications on Alzheimer's disease, MCI, genetic factors in Alzheimer's disease, and testing methodologies. Dr. Ashford has been a Scientific Board Member of the Northern California Alzheimer's Association and is Chair of the Memory Screening Advisory Board for the Alzheimer's Foundation of America. Dr. Ashford's training includes a B.A. from UC-Berkeley; an M.D. from the School of Medicine at UCLA; and a

Ph.D. in Neuroscience from UCLA, where he set up the Alzheimer's PET Scan Study. He is a prolific scientific writer and speaker as well as a frequent presenter at international conferences. Dr. Ashford is an unpaid advisor for MemTrax, LLC, organized by Curtis Ashford. WWW.MemTrax.com provides a free on-line memory game which can help everyone monitor the function of their own memory and help to recognize memory difficulties when they first develop. MemTrax, LLC has partnered with Neurotez, LLC, with the intention of providing more precise cognitive and memory assessment tools to measure functions that are disrupted by Alzheimer's disease and the potential benefits of treatments for Alzheimer's disease

Name
Bob Oliver

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Bob Oliver is a Director at Neurotez since August 2017 and has most recently served as President and CEO of Otsuka America Pharmaceutical, Inc., (OAPI). He was responsible for overseeing OAPI's diverse and growing product portfolio across the neuroscience, cardiovascular, oncology, and medical device markets. Bob drove the organization toward a vision that reached beyond innovative medicines to provide solutions, access, and education, encouraging employees to view their work as fighting disease, confronting stigma, and resisting the status quo. Prior to joining Otsuka, Bob was Vice President and Global Business Manager for Oncology at Wyeth. Bob also gave leadership to the Vaccines Division and Primary Care at Wyeth while eventually assuming responsibility for U.S. Commercial Operations including Puerto Rico and the Caribbean. Bob began his career in pharmaceuticals with Johnson & Johnson, holding positions of increasing responsibility in sales, marketing, business operations and corporate management. Bob earned a bachelor's degree from Rutgers University and an M.B.A. degree in Marketing from the Haub School of Business at Saint Joseph's University, where he now sits on the Pharma Board of Advisors. Bob also serves as a member of the Board for Academic Fellows at Eastern University, where he mentors doctoral candidates. Bob also serves as Board Chairman for Otsuka Canada Pharmaceuticals, Inc.; and is an Executive Advisor and Board member of Hyalo Technologies, a Biotech start up.

Name
Thomas Humphries

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Dr Humphries is a Director at Neurotez since November 2018, and has 36-years experience in Pharma and Biotech with positions at Merck, PharmaKinetics, CSRI (personal start-up CRO), Pharmaco LSR, Applied Bioscience International, Eisai, Ferring, private consulting, Berlex and Bayer. Dr Humphries lead successfully development teams for Tagamet, Pepcid, Prilosec, Aciphex/Pariet and Kovaltry. Most recent work has been in hemophilia, participating in FVIII life cycle management (5 active INDs) and as an active member of several new FVIII and FVII global project teams. He is a member of the Board of Directors of the National Hemophilia Foundation. He managed development programs in gastroenterology, renal disease, hypertension, multiple sclerosis, Parkinson's Disease and hemophilia including the planning, writing, submission and defense of 24 international regulatory submissions. He has published more than 225 papers. He retired as a Colonel after 26 years in the Navy and Air Force and MC (Senior Flight Surgeon) from the Air Force. He was trained and Board Certified in internal medicine and gastroenterology at the Philadelphia Naval Regional Medical Center and practiced academic gastroenterology prior to entering private practice in Massachusetts.

Name
Michael Hoy

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mr. Hoy is a consultant for regulatory affairs of Neurotez. Mr. Hoy has over 15 years of experience in the pharmaceutical industry including early phase clinical development, regulatory affairs, and life-cycle management. Mr. Hoy has provided significant input and oversight into numerous

Investigational New Drug Applications and supplemental Investigational New Drug Applications in therapeutic areas such as CNS, GI, Hematology, Organ Transplant, Dermatology, and Infectious Disease. In addition, he has served pharmaceutical companies of all sizes as an internal and external consultant to solve simple and complex problems. Prior to joining Neurotez, Mr. Hoy has held positions of increasing responsibility in large pharmaceutical companies, including Bristol-Myers Squibb, Wyeth, and Johnson & Johnson. He has held a number of academic appointments, including adjunct professor, Temple University College of Pharmacy, and adjunct professor, Drexel University College of Medicine, both in Philadelphia. Mr. Hoy obtained his M.S. in Clinical Pharmacology from Thomas Jefferson University, Philadelphia, Pennsylvania.

Name
George Perry

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
George Perry has been acting CSO of Neurotez since 2010 and Director of Neurotez since 2008. Dr. George Perry was recently the Dean of the College of Sciences, and is professor of biology, and holds the Semmes Foundation Endowed Chair in Neurobiology at The University of Texas at San Antonio. Perry is recognized in the field of Alzheimer's disease research particularly for his work on oxidative stress. Perry received his bachelor's of arts degree in zoology with high honors from University of California, Santa Barbara. After graduation, he headed to Scripps Institution of Oceanography and obtained his Ph.D. in marine biology under David Epel in 1979. He then received a postdoctoral fellowship in the Department of Cell Biology in the laboratories of Drs. Bill Brinkley and Joseph Bryan at Baylor College of Medicine where he laid the foundation for his observations of abnormalities in cell structures. In 1982, Perry joined the faculty of Case Western Reserve University, where he currently holds an adjunct appointment. He is distinguished as one of the top Alzheimer's disease researchers with over 1,000 publications, one of the top 100 most-cited scientists in neuroscience and behavior and one of the top 25 scientists in free radical research. Perry has been cited over 50,000 times and is recognized as a Thompson-Reuters highly cited researcher. Perry is editor for numerous journals and is editor-in-chief for the Journal of Alzheimer's Disease. He is a fellow of the American Association for the Advancement of Sciences, the Microscopy Society of America, past-president of the American Association of Neuropathologists, a member of the Dana Alliance for Brain Initiatives, and a Fulbright Senior Specialist. Perry is recognized internationally for his work. He is a Foreign Correspondent Member of the Spanish Royal Academy of Sciences, the Academy of Science Lisbon, and a Foreign Member of the Mexican National Academy of Sciences. He is also a recent recipient of the National Plaque of Honor from the Republic of Panama Ministry of Science and Technology. Perry's research is primarily focused on how Alzheimer disease develops and the physiological consequences of the disease at a cellular level. He is currently working to determine the sequence of events leading to damage caused by and the source of increased oxygen radicals along with mechanisms to provide more effective treatment.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

    ### Nikolaos Tezapsidis

Securities:	4,564,000
Class:	Common Stock
Voting Power:	41.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

    Alzheimer's disease affects more than 5 million Americans and 18 million patients worldwide. Current medications provide limited relief. Many of our competitors are focusing on removing either Abeta or tau deposits from the brain where they form plaques and tangles. None of these efforts have generated any effective drug for the last 18 years since the first anti-Abeta trial started. The idea that Abeta and plaque do not cause Alzheimer's is gaining momentum in the research community. We were determined to look for a different solution prior to the formation of the plaques. Our novel approach focuses on Leptin, a naturally occurring human hormone associated with various metabolic effects, has a large number of receptors in memory centers of the brain. This protein is often present at decreased levels in patients suffering from Alzheimer's disease, and cognitive deterioration in AD patients correlates strongly with a decline in circulating Leptin levels. We are developing Memtin™ to treat Leptin deficiency in Alzheimer's patients. This Leptin product will act as a novel hormone replacement therapy for Alzheimer's disease (AD) and/or as a preventative for those who are at risk. We intend to seek approval for the use of Memtin (A Leptin product) as a treatment of hypoleptinemia in Alzheimer's patients. This may provide the basis for accelerated and/or conditional approval following short clinical trials demonstrating our ability to safely increase a surrogate endpoint. Post-marketing monitoring for cognitive benefit after prolonged treatments could assess its value as a long term therapy or preventive approach for those at risk. We are still a development stage company without an approved product in the market. We are currently preparing for the manufacturing of the drug candidate and the initiation of clinical trials that will permit regulators (FDA) to allow the marketing of our drug.

    Neurotez Inc. currently has 10 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

7. **Material factors that make an investment in Neurotez Inc. speculative or risky:**

   1. We believe that Neurotez's primary asset is derisked, as it has been approved in US and Japan for another indication. There is information about safety and tolerability from hundreds of patients. Our intention is to conduct clinical trials to test efficasy in prodromal Alzheimer's patients.
   2. Generally, other risks are typical of those found in early stage drug development companies. If Neurotez executes well and meets target milestones while remaining in a strong financial position, we anticipate that investors will realize a return whether through an IPO or a merger or an acquisition which can happen even before approval for marketing, i.e. after a successful phase II trial
   3. Emerging Company - The Company has been in operation and has conducted scientific laboratory work within its own leased premises in North Brunswick, NJ, and with collaborators and contract organizations with limited funds since 2007. It has developed a technology using cell and animal models that potentially can translate to a novel treatment for Alzheimer's disease. The company has also considered and described herein a strategy to test the safety and efficacy of its primary drug candidate in humans. Although Neurotez Inc. has made progress towards its clinical development efforts, financial prospects are difficult to predict.
   4. Development Risk - The Company's success is dependent upon the successful testing of its biologic leptin for safety and efficacy against Alzheimer's disease. The drug needs additional development until it is ready for human testing and may never achieve safety or efficacy. The Company believes that the procedure in place for its manufacturing shows promise, but the path to commercial success, even if development milestones are met, will take five years or more and will be expensive. UNDER THE COMPANY'S MOST OPTIMISTIC FORECAST, THE COMPANY DOES NOT ANTICIPATE BEING ABLE TO COMMENCE HUMAN CLINICAL TRIALS OF THE DRUG FOR A YEAR FOLLOWING FINANCING. There are a number of potential major hurdles that the Company faces, including the following: • We may not be able to raise the additional dilutive and non-dilutive funds we need to continue development. • Competitors may develop superior alternatives that render our drug unnecessary. • We may not have a sufficient and sustainable intellectual property position. • Our drug may be shown to have unforeseen harmful side effects or other characteristics that indicate it is unlikely to be safe and effective. • Our drug may not receive regulatory approval. • Our drug may not be capable of production in commercial quantities at an acceptable cost, or at all • Even if our drug receives regulatory approval, it may not be accepted by patients, the medical community or third-party payers.
   5. Anticipated Future Losses; No Assurance of Revenues; Need for Additional Funding The Company has had no revenues from sales or licenses. Because the Company does not, and may not for at least two years (when the company completes the Phase 1A/1B trial, the first milestone is achieved), derive income from its business and operations, it has relied, and will continue to rely, solely upon equity investments and grants to continue its drug development. $5.0 million in financing is estimated to finance the Company's operations and development programs for an estimated 18 months, while a financing of $12.0 million is expected to finance the Company's operations and development programs for 30 months. To meet its cash needs, the Company will need to seek additional funding through public or private funding, government grants and loans, and through collaborative agreements, all of which may be potentially dilutive to existing investors. However, additional funds may not be available on acceptable terms or at all. The Company expects to incur increasing losses in the foreseeable future. The Company may never derive revenues from its operations.

6. Intellectual Property - We need to protect our intellectual property rights, and failure to secure these rights would materially harm our business. Neurotez Inc. will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that its proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Neurotez Inc. may not be able to obtain patent protection from all its pending patent applications, those it may file in the future, or those it may license from third parties. Moreover, patents issued or that may be issued or licensed may not be enforceable or valid or may expire. The enforceability or validity of our present or future patents cannot be predicted with certainty, and these patents may be challenged, invalidated or circumvented. If Neurotez Inc. is unable to protect the confidentiality of its proprietary information and know-how, its competitive position would be impaired and its business would be adversely affected. In addition to patent protection, Neurotez also relies on the protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, it will enter into confidentiality agreements with its employees, consultants and collaborators. In the event of unauthorized use or disclosure of trade secrets or proprietary information, these agreements, even if obtained, may not provide sufficient protection for Neurotez's trade secrets or other confidential information. Further, to the extent that Neurotez's employees, consultants or contractors use technology or know-how owned by others in their work for the Company, disputes may arise as to the rights in related inventions. Protecting intellectual property is expensive and time consuming and could harm the Company's business. Third parties may challenge the validity of Neurotez's patents and other intellectual property rights, resulting in costly litigation or other time-consuming and expensive proceedings, which could deprive it of valuable rights. If the Company becomes involved in any intellectual property litigation, interference or other judicial or administrative proceedings, it will incur substantial expenses and the diversion of financial resources and technical and management personnel even if the Company is successful on the merits. Neurotez's commercial success depends significantly on its ability to operate without infringing the patents and other proprietary rights of third parties. Others may have or obtain patents that could limit Neurotez's ability to make, use, import, manufacture, market or sell products or impair its competitive position. While Neurotez knows of no actual or threatened claim of infringement that would be material to it, there can be no assurance that such a claim will not be asserted.

7. Competition - The Company faces, and will continue to face, intense competition from biotechnology, pharmaceutical and other companies, as well as academic and scientific research institutions, government agencies and public and private research partnerships pursuing the same or competing products or services. These competitors have substantially greater financial, technical, research, marketing, sales, distribution, service and other resources than the Company and may develop processes or products superior to those of the Company. The competitors may succeed in obtaining patent protection or receiving regulatory approval for commercializing their products before the Company.

8. Failure to Obtain Regulatory Approval for the Company's Product - The Company will be required to demonstrate through validation clinical studies and clinical trials that its Leptin product is safe and effective. Validation clinical testing and clinical trials of new development candidates are lengthy and expensive and the historical failure rate for development candidates is high. Clinical trials cannot commence until the Company submits a regulatory application containing sufficient preclinical data and other information to support use in human subjects. Additionally, even if the safety and efficacy of its product is established in clinical trials, the Company may not secure regulatory approval due to other factors.

9. Failure to obtain third party reimbursement for our products and associated procedures - Successful sales of our product will depend on the availability of coverage and adequate payments from third-party payers, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs for procedures utilizing the Company's drug. Therefore, we cannot be certain that our drug will be covered or adequately reimbursed and thus we may be unable to sell our products profitably if third-party payers deny or grant inadequate coverage.

10. Ongoing Regulatory Review - Even if the Company's drug receives regulatory approval, it will be subject to ongoing regulatory review, including the review of clinical results or spontaneous adverse events which are reported. If the Company fails to comply with applicable continuing regulatory requirements, it may be subject to warning letters, civil penalties, suspension or

withdrawal of regulatory approvals, product recalls and seizures, injunctions, operating restrictions and/or criminal prosecutions and penalties.

11. Potential Product Liability Exposure - The Company's business exposes it to significant potential product liability risks that are inherent in the development, manufacturing, marketing and sale of medical products for human use. The Company may not be able to obtain sufficient liability insurance at a reasonable cost, and any insurance the Company obtains may not provide sufficient coverage against potential liabilities.

12. Uncertainty of Government Healthcare Reform - Political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. Due to uncertainties regarding the ultimate features of reform initiatives and the timing of their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact reform initiatives may have on us.

13. Qualified Scientific Personnel - Recruiting and retaining qualified scientific and engineering professionals to perform research and development work is critical to the future success of the Company. The Company's failure to attract and retain these professionals would prevent it from pursuing collaborations or developing a Leptin product.

14. The Importance of Collaboration - The Company's success may depend significantly on its ability to enter into collaborations with other companies for the research and development, pre-clinical and clinical testing and the regulatory approval and commercialization of its products. The Company's reliance upon these companies for these capabilities will reduce its control over such activities and could make it dependent upon them.

15. Dependence on Key Personnel - The success of the Company is highly dependent upon certain key management and technical personnel. The success of the Company will be dependent on attracting and retaining key employees, including management.

16. Assumptions Underlying Forward-Looking Information May Be Inaccurate or Incomplete. - This Memorandum contains forward-looking information. Such information is based on assumptions that management of the Company believed to be reasonable at the time they were made; however, such information necessarily involves known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from the results, performance or achievements contained in such information. The forward-looking 0information should not be regarded as a representation of the Company, or any other person, of results that will actually be achieved.

17. Our Leptin Product May Never Achieve Market Acceptance Even If We Obtain Regulatory Approvals. - Even if we receive regulatory approvals for the commercial sale of our Leptin product and procedure,the commercial success of this drug will depend on, among other things, its acceptance by physicians,patients, third-party payers and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments.

18. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

19. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

20. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

21. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

22. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

23. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF.

Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

24. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

25. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

26. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

27. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

28. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Neurotez Inc. ("Company") is offering securities under both Regulation D, through Livingston Securities, LLC ("Livingston") and Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Livingston is a registered broker-dealer, and member FINRA/SIPC. Livingston will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation D. Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

This offering is considered a side-by-side offering, meaning that the Company is raising capital under two offering types. The Company plans to raise between $10,000 and $2,500,000 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the combined offering target of $10,000, any investments made under either offering will be cancelled and the investment funds will be returned to the investor.

The Company may raise up to $500,000 from non-accredited investors under Regulation CF.

Accredited investors who have proved their accreditation status to Portal, will automatically invest under the Regulation D - Rule 506(c) offering type. All other investors will invest under the Regulation CF offering type. An accredited investor who proves their accreditation status with the Portal prior to 48 hours of the offering closing, can authorize their investment to be withdrawn from the Regulation CF offering and automatically reinvested in the Regulation D offering. You must be an accredited investor to invest under Regulation D.

8. **What is the purpose of this offering?**

   We currently intend to use the proceeds we receive if the maximum amount is raised as follows: Approximately $200,000 for manufacturing and IND-enabling studies for our recombinant Leptin product; Approximately $200,000 for the completion of a Phase 1A/1B clinical trials; Wages and salaries for new hires; and Debt repayment of an outstanding note.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold Under Reg. CF	If Maximum Amount Sold Under Reg. D and Reg. CF
Intermediary Fees	$490	$24,500	$122,500
Manufactuirng and IND-enabling studies for Leptin product	$9,510	$200,000	$200,000
Phase 1A/1B clinical trials	$0	$200,000	$2,102,000
Personnel costs	$0	$25,500	$25,500
Debt repayment	$0	$50,000	$50,000
Total Use of Proceeds	**$10,000**	**$500,000**	**$2,500,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Neurotez Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

    You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $2.00 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	42,000,000	11,015,250	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    There are no outstanding securities that are convertible into equity, which would limit, dilute or qualify the rights of the securities being sold in this offering. However, there are $50,000 in notes that mature on March 31, 2020 that we must pay if we obtain a financing in excess of $250,000.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

    There is a risk that the largest shareholder exercises his voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As minority owners, you are subject to the decisions made by the management team or the majority shareholders.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. We plan to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable. If we are unable to obtain financing on reasonable terms, or, if our related-party lender does not continue to cooperate with us, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Single individual
Amount Outstanding:	$10,000
Interest Rate:	10.0%
Maturity Date:	June 9, 2020
Other Material Terms:	
Creditor(s):	Various
Amount Outstanding:	$50,000
Interest Rate:	0.0%

Maturity Date:	March 31, 2020
Other Material Terms:	

Must be paid upon the next financing in excess of $250,000.

Creditor(s):	Single individual
Amount Outstanding:	$10,000
Interest Rate:	10.0%
Maturity Date:	October 1, 2019
Other Material Terms:	

25. **What other exempt offerings has Neurotez Inc. conducted within the past three years?**

Date of Offering:	02/2018
Exemption:	

    Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered:	Common Stock
Amount Sold:	$96,000
Use of Proceeds:	working capital

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Nikolaos Tezapsidis	CEO	cash advances with no payment terms	$40,162

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

We are a pre-revenue research and development company. We have received Small Business Innovation Research grant revenue of $2,700,000 (Phase II) and $800,000 (Phase I) from the National Institutes of Health. These funds have been directed toward mechanism of action studies, intellectual property, manufacturing of a clinical-grade Leptin product, leading to currently planned IND-enabling studies. We anticipate the need of $4,000,000 to file an IND application using our own biologic as the API. The Single Ascending Dose (SAD) and Multiple Ascending Dose (MAD) phase 1 studies will incorporate a small group of MCIs to be treated for 28 days and evaluated for CSF biomarker changes, which we anticipate requiring an additional $3,000,000 in funding. A small POC Phase II will follow prior to a larger Phase II/III. We have also borrowed money and incurred accrued expense and other current liabilities to conduct our research to date. In total, we have expended approximately $4,500,000, and we do not consider any of these expenditures to have generated assets for our balance sheet. Consequently, our most recent balance sheet dated September 30, 2018 shows a stockholders' deficit of $199,927, liabilities of $405,997 cash of $7,533 and total assets of $206,070. For the year ended September 30, 2018, we spent $50,419 on research and development, $213,487 in stock-based compensation costs and $49,653 in general and administrative costs, as compared to $523 in research and development, $5,840 in stock-based compensation and $33,387 in general and administrative costs in the year ended September 30, 2017. We are negotiating with potential investors for a financing round of approximately $5,000,000. The terms have not been determined and we anticipate that if an accredited investor finances more than half of the funds that we are seeking, that it may seek terms that are different from the terms we are offering in this offering statement.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$0	($23,705)	$0

See attachments:

    CPA Review Report: reviewletter.pdf

    Principal Executive Certification: executivecertification.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section**

4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   1. in connection with the purchase or sale of any security?;
   2. involving the making of any false filing with the Commission?
   3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   1. at the time of the filing of this offering statement bars the person from:
      1. association with an entity regulated by such commission, authority, agency or officer?
      2. engaging in the business of securities, insurance or banking?
      3. engaging in savings association or credit union activities?
   2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
   1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
   2. places limitations on the activities, functions or operations of such person?
   3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

   If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
   1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Neurotez Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

    The following documents are being submitted as part of this offering:

    Governance:

        Certificate of Incorporation: certificateofincorporation.pdf

        Corporate Bylaws: corporatebylaws.pdf

    Opportunity:

        Offering Page JPG: offeringpage.jpg

        Pitch Deck: pitchdeck.pdf

    Financials:

        Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: www.neurotez.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.